Sun Country Airlines Holdings, Inc.
2005 Cargo Road
Minneapolis, Minnesota 55450

June 17, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Wei Lu Shannon Buskirk Office of Energy & Transportation
Re:	Sun Country Airlines Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 Form 10-K/A for the Fiscal Year Ended December 31, 2021 Form 8-K filed May 5, 2022 File No. 001-40217

Dear Ms. Lu and Ms. Buskirk:

This letter responds to the comment received in a letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 9, 2022 (the “Comment Letter”), to Sun Country Airlines Holdings, Inc. (the “Company”) related to the Form 10-K and 10-K/A for the fiscal year ended December 31, 2021 and Form 8-K filed May 5, 2022.

For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto.

Form 8-K filed May 5, 2022

Exhibit 99.1

Reconciliation of Adjusted EBITDAR to GAAP Net Income, page 12

1.

We note from your response to prior comment 4 that you proposed to revise disclosures in future earnings releases that include Adjusted EBITDAR and Adjusted EBITDAR Margin as non-GAAP performance measures instead of valuation measures. We continue to believe the presentation of Adjusted EBITDAR and Adjusted EBITDAR Margin as performance measures is inconsistent with Question 100.01 of the updated Non-GAAP Compliance and Disclosure as these measures exclude aircraft rent which appears to be a normal, recurring, cash operating expense necessary to operate your business. Please revise your disclosures accordingly.

The Company respectfully acknowledges the Staff’s comment and will revise future filings to remove any reference of Adjusted EBITDAR or Adjusted EBITDAR Margin. If the Company decides to include non-GAAP performance measures in future filings, the Company will reference Adjusted EBITDA and Adjusted EBTIDA margin. This approach is consistent with Question 100.01 of the updated Non-GAAP Compliance and Disclosure, as these measures include aircraft rent, which, as noted, is a normal, recurring, cash operating expense necessary to operate our business. Additionally, if these measures are referenced in our future filings, the Company will continue to lead with the comparable GAAP performance measure (i.e., Net income), provide a reconciliation from Net income to EBITDA, and will also continue to state that these non-GAAP measures should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

United States Securities and Exchange Commission

June 17, 2022

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If you have any questions regarding the response contained in this letter, please do not hesitate to contact the undersigned at (651) 905-2718.

Very truly yours,

/s/ Dave Davis
Dave Davis, President and Chief Financial Officer

cc:	Brian M. Janson Paul, Weiss, Rifkind, Wharton & Garrison LLP